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Part II, Item 6(a)

CF&Co., an Aqua affiliate and SEC- and FINRA-registered broker-dealer, acts as a clearing broker on trades executed in Aqua when Aqua acts as Broker of Record ("BOR") and provides other clearing and settlement services, giving middle and back office employees of CF&Co. access to confidential post-trade information. These CF&Co. employees also provide similar services to CF&Co., other affiliated and unaffiliated clearing customers.

BGC Partners, L.P., a minority investor in Aqua, provides technology infrastructure and analytic services for Aqua. Authorized BGC technology personnel who provide analytic services to Aqua will receive historical (T+5 or older) Notice information. These personnel will receive anonymized information regarding the Aqua subscribers receiving the Notices and are only permitted to use the data to assist Aqua with transaction and signaling cost analysis.

Aqua's Chief Compliance Officer and Chief Risk Officer ~~, along with subordinate compliance and risk personnel,~~ are dually-registered with both Aqua and CF&Co. and provide similar services to CF&Co. and other Aqua affiliates. Risk personnel have access to summary post-trade information including gross and net amounts traded. Risk personnel can request access to historical trade information in order to perform reviews.

<u>Compliance personnel have no direct access to confidential information in the regular course of their responsibilities but have authority to inspect any aspect of Aqua's operations, which can include confidential trade information. This information is used by Compliance personnel in performing their duties, which may include assisting with regulatory exams and inquiry responses, surveillance and regulatory reporting (e.g., OATS, CAT and Electronic Blue Sheets).</u>

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

~~Compliance personnel have no direct access to confidential information in the regular course of their responsibilities but have authority to inspect any aspect of Aqua's operations, which can include confidential trade information. This information is used by Compliance personnel in performing their duties, which may include assisting with regulatory exams and inquiry responses, surveillance and regulatory reporting (e.g., OATS, CAT and Electronic Blue Sheets).~~

Part II, Item 6(b)

Please refer to Part III, Item 2 (Eligibility for ATS Services), Item 5 (Means of Entry), Item 11 (Trading Services, Facilities and Rules), Item 20 (Suspension of Trading), Item 21 (Trade Reporting), Item 22 (Clearance and Settlement) and Item 23 (Market Data) with respect to the parts of the ATS that the providers service.

Pursuant to a shared services agreement, another Aqua affiliate, Cantor Fitzgerald Securities ("CFS"), supports the operation of Aqua by screening potential subscribers (Part III, Item 2(b)), providing facilities and performing legal, compliance, human resources and other administrative functions.

CFS maintains an arrangement with n-Tier Financial Services, a third-party technology vendor, to

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assist with Electronic Blue Sheet (EBS) reporting. In Cantor's capacity as Aqua's clearing firm (Part III, Item 22), it is required to include EBS submissions that include activity from Aqua. In order to assist with Cantor's EBS reporting, n-Tier has access to certain post trade information from Aqua on a delayed basis (T+1 or greater).

Aqua Securities operates middle office applications ("Middle Office") responsible for communications regarding how trades are reported, allocated, cleared and settled. Middle Office receives allocation information from clients via the OASYS system provided by DTCC and books trades to the appropriate entity via FIS Data Systems Inc., Phase 3, a third-party securities processing software. Middle Office reports appropriate trades to the FINRA/Nasdaq Trade Reporting Facility ("TRF") and fulfills other regulatory obligations, such as OATS reporting. Middle Office also facilitates SEC 605/606 reporting through a third-party vendor, ~~IHS Markit, VistaOneSolutions~~Best Execution & Surveillance Solutions, LLC.

A third-party broker-dealer provides SOR services for Aqua's clean-up orders, as described in Part II, Item 5(a). Refer to Part III, Item 5(c) for additional details on clean-up orders.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Specifically, BGC Partners, L.P. provides information security services, business continuity planning (Part III, Item 20(a)) and manages and maintains the data center facility where Aqua hardware, software, and networking equipment are located.

Aqua Securities personnel are solely responsible for writing and maintaining all of the software code that comprises the ATS and associated systems.

Bloomberg provides market data feeds. Refer to Part III, Item 23 for additional information.

Goldman Sachs & Co. LLC ("GSCO"), an SEC-registered broker dealer and FINRA member firm is an identified liquidity provider ("ILP") in Aqua and for subscribers who are also clients of GSCO (i.e., designated clients), the firm acts as the Broker of Record ("BOR"). For its designated clients, as the BOR, GSCO is responsible for Know Your Customer ("KYC") and risk checks, provides clearing and settlement services, and charging applicable commissions for shares executed in Aqua.

Part II, Item 7

i.   Aqua's written procedures require physical and technological security and procedural controls to limit and monitor access. Aqua's offices are physically separated from its Broker Dealer affiliates. Only Aqua employees ~~with keycard access~~ are granted unchaperoned access to Aqua's _private_ offices, which are located ~~in a building one mile distant from CF&Co.'s New York offices~~on a floor shared with Aqua's affiliate, BGC Partners, L.P. For clarity, Aqua is still physically segregated and located in a different building than the CF&Co.'s New York offices. Aqua's written supervisory procedures stipulate that access to information is granted on a limited, need-to-know basis only to authorized personnel, i.e., an employee who has access to information only as required to perform his/her specific duties at Aqua. Employees are only provided with access to the network and network resources that they have been specifically authorized to use. Aqua maintains a written

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System Access procedure for granting and terminating user access and monitors access for adherence to the procedures.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Authorized BGC technology personnel who provide analytic services to Aqua will receive historical (T+5 or older) Notice information. These authorized BGC personnel will receive anonymized information regarding the Aqua subscribers receiving the Notices and are only permitted to use this anonymized Notice data to assist Aqua with transaction and signaling cost analysis. Prior to obtaining access, the authorized personnel must certify in the form of a written acknowledgement that they have read and understand the requirements related to protection of the information they receive from Aqua. These requirements include safeguarding and controlling access to Aqua's confidential information, adherence to the "need to know" principal with respect to the information; following the appropriate physical and electronic information barriers; and notifying Aqua's CEO and CCO immediately if there are potential or actual breaches to the agreement. In addition, the personnel are prohibited from: (i) sharing the information they receive from Aqua with unauthorized personnel; and (ii) placing trades in personal trading accounts based on the information.

CFS maintains an arrangement with n-Tier Financial Services, a third-party technology vendor, to assist with Electronic Blue Sheet (EBS) reporting. Pursuant to the terms of its agreement with CFS, n-Tier and its representatives preserve as confidential information and records of or relating to CFS and its affiliates, including Aqua. The vendor has further agreed that information CFS provides to it in connection with its services (i.e., Blue Sheet reporting) are to be used only for that limited purpose.

Refer to Part II, Item 6 for additional details on third-party service provider access to information.

Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available outside of the liquidity-taker's environment or designated data center. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall or within a datacenter of the liquidity taker's choice. By not making this information available to Aqua or affiliate personnel, Aqua provides a high degree of client information security.

The Firm's Cybersecurity Policies cover acceptable use standards, information security and

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incident response. Each employee must complete annual Cybersecurity training. Employees are instructed to escalate any issues to Compliance and the Information Security Department as necessary, pursuant to the policy.

All employees are required to acknowledge that they have read, understand and agree to comply with Aqua's policies and procedures, including policies and procedures regarding the confidential treatment of information, insider trading and other key topics. Employees must certify annually their compliance with these policies.

Employees of the ATS that trade for personal trading accounts must request and obtain prior approval from a supervisor or the Aqua CEO (or designee) for any securities trades covered by the policy. In the event of a potential conflict of interest, the supervisor escalates to Compliance for further review or denies the trade request. Additionally, before submitting requests for trading in personal accounts, employees must first attest that they do not have any material non-public information about the referenced company and confirm that they do not believe the trade represents a conflict with client orders or business. Positions in personal accounts must be held for a minimum holding period.

ii. The Firm's Compliance Department receives electronic brokerage feeds, trade confirmations and monthly statements to conduct reviews of employee transactions. Any potential issues identified are escalated to the employee's supervisor and may result in disciplinary action.

Part III, Item 1

When subscribers are activated on the system, they are classified as anonymous FIX liquidity providers ("ALPs"), identified FIX liquidity providers ("ILPs") and/or liquidity takers. Descriptions in this Form ATS-N that refer to "liquidity providers" apply to both ALPs and ILPs.

A broker dealer subscriber can act as both an ALP and an ILP. ~~However, a broker dealer subscriber cannot act as both an ALP and an ILP on the same order.~~ An individual order submitted by a broker dealer subscriber will either be anonymous, generating Notices and eligible for matching against all liquidity takers; or identified, generating Notices and eligible for matching against (i) all liquidity takers or (ii) only those liquidity takers designated as clients of the ILP. A buyside subscriber cannot be an ILP; a broker dealer subscriber cannot be a liquidity taker.

Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX protocol. An ALP provides liquidity without revealing its identity to other subscribers. If an ALP elects to generate Notices in Aqua, its liquidity is displayed to all liquidity takers with eligible contra orders in their OMS. When an ALP executes a trade on Aqua, the ALP and its counterparty each settle their trade with Aqua. The identity of an ILP is disclosed on the Aqua Notice. In the case of an ILP that provides liquidity that is only visible to liquidity takers that are its designated clients, the ILP acts as the liquidity taker's broker of record ("BOR"). The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and

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settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR.

Liquidity takers are subscribers that use Aqua's desktop software to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers.

Only liquidity takers may view information about liquidity available in the Aqua system. The information is limited to liquidity for which there is a potential contra side to their private trading interest. Aqua is dark to liquidity providers. Liquidity takers must complete a "click-through" agreement to use the Aqua software.

Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically settle trades with Aqua directly using DTC's ID system for "customer-side" settlement. Some buyside subscribers utilize a clearing broker that settles trades on their behalf. Buyside subscribers typically use vendor OMS or EMS solutions for entering their private trading interest.

The majority of liquidity providers are broker-dealers although both brokers and buyside subscribers may be liquidity providers. Liquidity providers that do not use the Aqua software are not required to sign any agreement.

"Outsourced Buyside Desk" ("OBD") means a broker-dealer acting on behalf of institutional investors, which executes orders for such investors through other broker-dealers, exchanges and alternative trading systems. An OBD typically uses buyside vendor software to manage client orders, does not act as principal for its own account in respect of such activity, and does not typically look to cross client orders with trading interest of other institutional clients. For purposes of this Form ATS-N, OBDs are considered buyside subscribers.

Aqua does not enter orders into the ATS for its own account.

Part III, Item 2(b)

All subscribers are required to pass Know Your Customer checks and are required to meet minimum requirements for credit quality, including (in the case of buyside subscribers) meeting the requirements of a Qualified Institutional Buyer ("QIB") (as defined in Rule 144A(a)(1) under the Securities Act of 1933, as amended). However, where the buyside subscriber is a client of the ILP, the ILP performs Know Your Customer ("KYC") and credit checks. Minimum credit criteria are different for broker-dealers vs. buyside investors.

Aqua also considers reputational risk when evaluating potential subscribers, *e.g.,* by reviewing items such as negative news, and outstanding or concluded regulatory matters.

FIX liquidity providers must successfully certify a FIX connection.

In addition, Aqua has a click-through user agreement that is required for subscribers that access Aqua via the Aqua Desktop Application. There is no written agreement required for subscribers connecting to Aqua via FIX.

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Part III, Item 11(a)

Aqua is an electronic trading solution that facilitates block trades in NMS stocks. The central feature of Aqua is its unique "Go Fish" method of matching orders. With the "Go Fish" method, liquidity providers (either buyside, OBDs or Broker-Dealers) submit block-sized orders into Aqua, bidding or offering to buy or sell a particular equity security at a price to be determined based on a peg to the national best bid or offer ("NBBO") at the time of execution--including either at the NBBO, at the midpoint of the NBBO, or at a spread inferior to the NBBO. Aqua only accepts orders priced by reference to the NBBO. Bids and offers on Aqua are not reported to the consolidated quotation system or otherwise publicly displayed.

Each liquidity taker (buyside or OBDs only) installs Aqua software. The Aqua software (the "client-side software", or the "Aqua Participant Server") has visibility into the liquidity taker's pending unexecuted private trading interest residing in the subscriber's order management or execution management system ("OMS/EMS").

Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available outside of the liquidity-taker's environment. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall or a data center of the liquidity taker's choice.

Unless otherwise noted, references to "liquidity providers" apply to both anonymous liquidity providers ("ALPs") and the identified liquidity provider ("ILP").

Upon Aqua receiving a marketable order from a liquidity provider (or when a previously received order becomes marketable), the Aqua system first matches against any contra orders in the book. If the order is not executed in full, Aqua determines if it will generate Notices by effectively "asking" the client-side software of each liquidity taker whether that subscriber has an open contra-side trading interest in the same stock. If no liquidity takers have such an open contra-side trading interest, the liquidity provider's trading interest is not shown.

However, if one or more liquidity takers has an open contra-side trading interest (and such trading interest is not limited away, already routed to another broker-dealer, or precluded from trading by a minimum fill constraint), those subscribers will be notified of the available liquidity with a Notice and given a limited period to agree to take the other side of the trade.

If the liquidity provider is a buyside subscriber or OBD, the identity of the liquidity provider is not disclosed on the Notice and the liquidity is eligible for matching against all liquidity takers that otherwise meet the criteria to receive the Notice. Broker dealers that are liquidity providers fall into two categories: anonymous liquidity providers ("ALPs") and identified liquidity providers ("ILPs"). There is currently only one ILP.

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If the liquidity provider is an ILP, the identity of the liquidity provider is disclosed on the Notice. At the discretion of the ILP, all Notices generated from ILP liquidity are either (i) visible to all liquidity takers that otherwise meet the criteria to receive the Notice, or (ii) visible only to liquidity takers that are designated clients of the ILP. Notices generated from ALP liquidity are visible to all liquidity takers that otherwise meet the criteria to receive the Notice.

A Notice is not an executable order, but rather a tool for seeking a response from a liquidity taker. When Aqua provides a liquidity taker with a Notice, Aqua does not indicate a single price or size. Generally, the price is indicated as a pegged price and the visible size is dependent on the order size of the resting ATS order (the precise terms of resting ATS orders are not displayed) and the order size on the liquidity taker's blotter. A Notice will not show an amount greater than the size indicated on the liquidity taker's blotter. At the discretion of the ILP, orders submitted by the ILP are eligible for matching against orders from (i) all liquidity takers, or (ii) orders from liquidity takers that are its designated clients.

Since Aqua does not store subscriber OMS/EMS data centrally, Aqua cannot engage in the search for potential buyside-to-buyside trades among subscriber OMS/EMS data that is the essence of blotter-scraping. Instead of pulling subscriber OMS/EMS data back to Aqua, Aqua pushes its own order book out to the liquidity takers APS. Aqua performs a decentralized comparison of its own order book with one subscriber's OMS/EMS data at a time, rather than comparing OMS/EMS data centrally. Instead of informing both sides of a potential trade, Aqua informs only the liquidity taker.

Only the receiver of the Notice is informed that a Notice has been shown. Neither the liquidity providers (including an Identified Liquidity Providers) nor any other market participants are informed. Upon receiving a Notice, the designated trader(s) may, within 15-seconds, either: (i) click "Buy" or "Sell", either for the full size or a reduced size, or (ii) click "Dismiss", either for a particular period of time (i.e., requesting to not receive further Notices relating to that NMS stock until a later time designated by the liquidity taker), or for the particular price or size submitted to the Notice. The Notice expires after this 15-second period.

A liquidity taker may attempt to "refresh" an expired Notice on the chance that the liquidity provider's order still resides in Aqua's order book, although a Notice is no longer visible to the liquidity taker. To request a refresh, the liquidity taker must commit shares that would trade should a contra-side order reside in Aqua's order book at the time of the refresh request. Refreshing effectively sends an order, which would execute against the liquidity provider's order reflected in the Notice, if it is still unexecuted and live, or cancel immediately if no contra order is found.

The term "Go Fish" is used to describe this process because matches are achieved similar to the way they are achieved in the card game of the same name. Specifically, liquidity providers are able to match with liquidity takers without liquidity takers being forced to reveal their hand (i.e., the trading interest in their OMS). Liquidity providers' trading interest is only shown to liquidity takers with verified contra-side trading interest. Even when a liquidity provider's trading interest

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is shown to a liquidity taker, the liquidity provider's identity remains anonymous. Because pre-trade information is not shared with liquidity providers and is shared with liquidity takers only in these limited circumstances, Aqua's matching methodology seeks to limit potential gaming and pre-trade "leakage" of trading intention.

Part III, Item 11(c)

Subscribers are classified as liquidity takers, which are buyside subscribers and Outsourced Buyside Desks, or liquidity providers, which may be broker-dealers or buyside subscribers.

Aqua distinguishes between orders, private trading interest, and Aqua Notices:
1) "Orders", either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX protocol; or by liquidity takers using the Aqua desktop software.
2) "Private trading interest" represent future intentions to trade entered into a liquidity taker's private OMS or EMS.
3) "Aqua Notices" represent potential opportunities to trade generated by comparing orders with private trading interest, displayed on liquidity taker desktops. Liquidity takers may enter orders directly into the Aqua system by responding to Aqua Notices, or by using the AutoMatch or TACT features of the Aqua Desktop Application.

Liquidity providers use the FIX protocol to enter conditional or firm orders directly into the ATS. These orders are not displayed to other liquidity providers, and are displayed only to liquidity takers that Aqua has identified as having matching contra private trading interest.

Liquidity providers can trade against each other in Aqua. Such trades occur by coincidence, while liquidity providers are seeking to interact with liquidity takers, and without any pre-trade visibility to either party.

Liquidity providers may elect to not permit their orders to be displayed to liquidity takers. Alternatively, liquidity takers -- whether brokers or buyside -- may elect to not trade with orders submitted by broker-dealers.

Neither the ALP nor ILP is informed when a liquidity taker receives a Notice unless and until the liquidity provider decides to trade. The identity of an ILP is disclosed to ~~the~~ liquidity taker<u>s that are designated clients of the ILP</u> on the Notice. The identity of an ALP is not disclosed on the Notice.

Aqua matches orders at the best price available, in the order in which orders are received into the ATS Liquidity provider orders may execute upon arrival with matching orders already resting in the Aqua ATS on a first-come, first-served basis.

Liquidity takers enter their private trading interest into an OMS or EMS, not into Aqua. Liquidity takers permit Aqua to access to some or all of their private trading interest, either on a continuous basis or only when deliberately invoked by the liquidity taker. Liquidity taker private trading interest is received into a dedicated server provided by Aqua (the<u> Aqua Participant Server, or</u> "APS"), residing at the client<u>'</u>s data center. Most of this information, including ticker, side, size and price, remains in the APS and does not flow back to Aqua centrally and is not

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accessible by Aqua employees in the regular course of their responsibilities. Only summary information (i.e., the number of eligible orders grouped by market cap) is made available to Aqua centrally. This summary information does not include ticker, side, size or price.

Information about liquidity provider orders not executed immediately upon arrival in the Aqua order book is encrypted and distributed to each liquidity taker APS, where it is compared against each liquidity taker's private trading interest. Where marketable contra private trading interest is identified, Aqua generates a Notice on the liquidity taker's desktop. Information flows back to Aqua centrally about this Notice. An Aqua Notice does not reveal either the liquidity providers order or the liquidity takers private trading interest but instead reflects only the portion in common between the two.

Multiple liquidity takers may receive simultaneous Notices on the same underlying liquidity provider order reflecting different quantities or even different prices, depending as they do on each liquidity taker's private trading interest. An Aqua Notice does not display the liquidity provider's quantity. Rather, an Aqua Notice displays (i) the quantity that is available for the liquidity taker to trade, which is the quantity in common between liquidity provider and liquidity taker; and (ii) the pegged price at which this quantity is available. Different liquidity takers with different OMS quantities available to trade may see Notices with different quantities. Since TACT generates price offsets that are based on the liquidity taker's available size, liquidity takers with different available sizes will receive Notices that have different pegged offsets at different quantities. Notices also display the amount of time remaining to respond, or if a Notice has timed out, the Notice displays "Expired" in place of the time remaining.

A liquidity taker clicks on the Notice to submit a matching contra order. Multiple liquidity takers clicking to trade on multiple Notices are handled on a first-come, first-served basis.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers a liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider. The liquidity provider may from time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier.

The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. An ILP client (i.e., a subscriber liquidity taker) may also elect to have the ILP serve as its BOR on trades with ALPs. In both instances, when a liquidity taker clicks "Buy" or "Sell", Aqua reserves shares in the liquidity taker's OMS in the BOR's name. Aqua then generates an automatic notification to the BOR that their client is responding to a Notice. The BOR receives the response, passes it through its internal systems, including credit checks, and submits an order to Aqua in the BOR's name. Aqua executes the order, reports the trade to the tape, and sends a fill message(s) to the BOR. Upon receipt of the liquidity takers fill message(s), the BOR sends a fill message(s) to Aqua to pass back to the liquidity taker's OMS, which processes the fills and releases any unfilled portion from the reserve.

A liquidity taker can reduce the quantity before submitting the Notice. In the case of a Notice resulting from TACT, the liquidity taker may receive an improved peg offset by reducing the quantity.

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Some Notices resulting from TACT are also negotiable, giving the liquidity taker the opportunity to submit an improved peg offset, which in turn generates a Notice back to the initial supplier of TACT liquidity. Liquidity takers may elect to only see Notices that are priced at the midpoint.

Liquidity takers may also use the Aqua Desktop Application to provide liquidity to other subscribers using AutoMatch, which submits liquidity priced at the midpoint that is not visible to any subscriber, or using TACT, which submits liquidity priced at an offset to the NBBO that is visible only to other liquidity takers with contra private trading interest. AutoMatch orders may execute against: (i) ALP orders; (ii) ILP orders that are eligible to generate Notices to all liquidity takers; and (iii) ILP orders that generate Notices that are only shown to the ILP's designated clients, if the liquidity taker using AutoMatch is a designated client of the ILP.

A Notice may be presented to more than one liquidity taker at a time, if more than one liquidity takers OMS indicates contra-side trading interest. If a Notice is shown to more than one potential liquidity taker, the liquidity takers may execute the order on a first-come, first-served basis.

Aqua's trades are priced using the current NBBO, as calculated and distributed by the Securities Information Processor ("SIP") data feeds. Aqua uses a Bloomberg data feed to receive this information. Aqua has determined that it is not necessary for the ATS to calculate the NBBO based on direct market data feeds. Trades executed in Aqua by liquidity takers involve an element of manual human interaction (e.g., a liquidity taker clicking to accept a Notice). As a result, any potential time discrepancy between the SIP data feeds and the direct data feeds would be random and therefore immaterial.

Aqua rejects orders if the NBBO market is crossed at the time the order is received. In cases where the NBBO market is locked (where NBBO bid, mid and offer are all equal) Aqua accepts orders and operates in the regular way.

Aqua accepts short sale orders. Subscribers are required to affirm that they have previously located stock to borrow upon submitting a short sale order. Aqua permits broker dealer FIX liquidity providers to send orders marked short exempt. Pursuant to Rule 201 of Regulation SHO, Aqua will not generate a Notice for a security that is in a short sale circuit breaker unless the price of the short sale is greater than the National Best Bid. In addition, by default, all sell short orders will be executed at the midpoint or pegged to the National Best Offer.

Subscribers are responsible for trades executed in their error. A supervisor reviews potential errors. If considered bona fide (e.g., incorrect price due to a market data issue, incorrect quantity due to a system issue), the positions are moved to the Firm's error account. The Firm then handles trading out of the error to flatten its position.

Aqua has no price improvement functionality, per se, although liquidity takers may receive an improved price when clicking to execute at the far touch or at an offset to the far touch. If there is a better-priced order in the book at the time the liquidity taker's order arrives, due to a race condition or the better priced order not being displayed, the liquidity taker receives the better price. Additionally, the ISO fills that are passed to the liquidity taker on trades executed outside the NBBO (as described above in Item 7(a)(v)) are a form of price improvement.

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Priority among orders is established by price, and then by the time the order is received, whether the order is submitted by a liquidity provider via FIX or submitted by a liquidity taker using the Aqua desktop software to respond to a Notice, or using AutoMatch or TACT. Once accepted, a live order cannot receive a new subsequent time-stamp. Priority within the book cannot be altered by external events such as changes to the NBBO or other reference price. There are no instances where a live order can lose priority to a later-arriving live order at the same price.

Private trading interest and Notices do not receive time-stamps and do not have priority. Liquidity takers with private trading interest on the same side of the same name receive Notices at the same time, regardless of the time at which they entered their private trading interest into their OMS or EMS.

Part III, Item 12

Anonymous liquidity providers ("ALPs") are under no formal or informal obligation to provide order flow. However, liquidity providers who submit conditional orders are expected to firm-up upon request unless precluded from doing so by a race condition. Failure to do so could result in a liquidity provider being restricted from submitting conditional orders.

Aqua expects liquidity providers to have order flow that is relatively "patient". Aqua discourages liquidity providers from frequently submitting orders and cancelling them after a short time as this behavior would create Notices that "flicker" on liquidity taker desktops without actually being available to trade. Aqua may partially exclude liquidity providers with order flow that is not patient by requiring such a liquidity provider to mark its orders "book-only" so as not to generate Notices.

Similarly, Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. Aqua may partially exclude liquidity providers who do not consistently firm up their conditional orders by limiting them to submitting firm orders only.

Aqua currently has one ILP, Goldman Sachs, with which it has entered into a Referral, Identified Liquidity Provision and Compensation Sharing Agreement. Goldman Sachs, an Aqua subscriber, will participate as an ILP and refer its buyside clients to Aqua. Subscribers that are clients of the ILP will also be onboarded as brokerage clients of Aqua, except in cases where the client elects to use the ILP exclusively as its BOR. In these instances where the subscriber uses the ILP exclusively as its BOR, Goldman Sachs will act as the subscriber's broker for all purposes, including KYC, onboarding documentation, credit and Rule 15c3-5 market access controls. Clients of the ILP are subscribers of the Aqua ATS. Goldman Sachs is the only Aqua liquidity provider currently permitted to act as an ILP in Aqua.

The ILP does not have an obligation to provide continuous quotes.

At the discretion of the ILP, all orders submitted by the ILP generate Notices to and match against: (i) orders from all liquidity takers, or (ii) only orders from liquidity takers that are its designated clients. An authorized person at the ILP will designate its clients by providing a list to

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Aqua Operations. Clients must concur in writing with the designation. The Aqua system places each liquidity taker into a classification to indicate whether or not the liquidity taker is a client of the ILP, in order to control the Notices and matching between the ILP and its clients.

A subscriber that is a clearing customer of an ILP (an "ILP Clearing Customer") and is introduced to Aqua by the ILP may route orders directly to Aqua and have this contributed liquidity treated as contributed by the ILP itself for purposes of how it is displayed and who may interact with it. This liquidity would be visible only to clients of the ILP and would be labelled as contributed by the ILP. Orders executed by the ILP Clearing Customer would settle directly with Aqua. In such cases Aqua may share revenue collected from the ILP Clearing Customer with the ILP.

Similarly, at the discretion of the ILP, all Notices generated from the ILP's liquidity are either visible to all liquidity takers, or are visible only to liquidity takers that are designated clients of the ILP. The identity of the ILP is disclosed only to the designated clients of the ILP on the Aqua Notice.

The "Go Fish" and Notice processes described in Part III, Item 11 work the same for the ILP as other liquidity providers with the exceptions noted above: (i) orders submitted by the ILP that are meant only for the ILP's designated clients can only generate Notices to and match against orders from liquidity takers that are its designated clients and (ii) the identity of the ILP is revealed on the Notice.

When a liquidity taker that is a designated client of an ILP executes a trade with the ILP, the ILP acts as the liquidity taker's broker-of-record ("BOR") on Aqua. Liquidity takers that are not designated ILP clients use Aqua as BOR. The BOR serves as the buyside subscribers agency broker on trades with the ILP executed in Aqua. The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR. When the ILP acts as a BOR, Aqua receives a revenue share from the BOR.

Goldman Sachs is also permitted to act as an anonymous liquidity provider ("ALP"). An ALP provides liquidity without revealing its identity to other subscribers.

Goldman Sachs shall be responsible for fixed OMS or EMS fees incurred by Aqua on behalf of Goldman Sachs' designated clients.

When acting as a BOR, the ILP is responsible for variable EMS or OMS fees incurred in connection with trades effected on behalf of its designated clients on Aqua.

Refer to the following sections for additional detail on the ILP, ALP and BOR: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; and Part III, Item 14, Counter-Party Selection.